ANGELA M. DOWD of Loeb & Loeb LLP 345 Park Avenue New York NY 10154-1895	Direct 212.407.4097 Main 212.407.4000 Fax 646.514.2919 adowd@loeb.com

Via EDGAR

March 12, 2007

John Reynolds Assistant Director Securities and Exchange Commission 150 F Street, NE Washington, DC 20549

Re:

Vector Intersect Security Acquisition Corp.
Amendment No. 7 to Form S-1 Registration Statement

File No. 333-127644

Dear Mr. Reynolds:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the "Company"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission") one complete electronic version of Amendment No. 7 ("Amendment No. 7") to the Company's Registration Statement on Form S-1 (No. 333-127644) (the "Registration Statement"), including one complete electronic version of the exhibits filed therewith.  By overnight courier, we are transmitting three marked copies of the above referenced filing to reflect revisions from the prior submission.

Amendment No. 7 responds to the verbal comments provided by the Commission's Staff (the "Staff") on or about March 9, 2007.  Revisions to the Registration Statement have been made on pages 2, 13, 47 and 67 of the prospectus contained therein (the “Prospectus”) in response to the Staff’s comments.  In addition, the disclosure in the Registration Statement has been revised to disclose that a business combination may not be consummated  by the Company if the holders of  30% or more of the Company’s common stock sold in its initial public offering choose to redeem their shares for a pro-rata portion of the Company’s trust account.  Risk factors relating to this increase in the number of shares that may be redeemed have been included on page 21 of the Prospectus.  The Prospectus previously provided that the Company would not be permitted to consummate a business combination if the holders of 20% or more of the Company’s common stock sold in its initial public offering chose to redeem their shares for a pro-rata portion of the Company’s trust account.

The Company hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

John Reynolds March 12, 2007 Page 2

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 7, please do not hesitate to contact the undersigned at (212) 407-4097 or Giovanni Caruso at (212) 407-4866.

Very truly yours,

/s/ Angela M. Dowd

Angela M. Dowd

of Loeb & Loeb LLP